Exhibit 99.2

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on January 20, 2022
3:00 p.m. Israel time
____________________________________

To Our Shareholders:

Notice is hereby given that an extraordinary general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay” or the “Company”) will be held at the Company’s offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, January 20, 2022, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

The agenda of the Meeting will be as follows:

1.	Reelection of Dr. Michael J. Anghel an external director for a second three-year term;

2.	Approval of the terms of service of Dr. Anghel as an external director; and

3.	Approval of grant of options to Dr. Anghel as an external director.

The Company’s Board of Directors recommends that you vote FOR each of the foregoing proposals, all of which are more fully described in the accompanying proxy statement, or the Proxy Statement.

Only shareholders of record at the close of business on December 14, 2021, or the Record Date, are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof.

The Company expects that the Proxy Statement and the accompanying proxy card will be mailed to shareholders of record (as set forth above) on or about December 16, 2021.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under 1 and 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

Joint holders of ordinary shares should note that, pursuant to Article 27.6 of the Company’s Second Amended and Restated Articles of Association, the right to vote at the Meeting will be conferred exclusively upon the senior owner among the joint owners attending the Meeting, in person or by proxy, and for this purpose, seniority will be determined by the order in which the names appear in our register of shareholders.

The Company knows of no other matters to be submitted at the Meeting other than as specified in this Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is the intention of the persons named as proxies to vote in respect thereof in accordance with the recommendation of the Company’s Board of Directors.

Shareholders wishing to express their position on an agenda item for the Meeting may do so by submitting a written statement to the Company’s offices at the above address by January 10, 2022. Any position statement received will be furnished to the SEC on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov and on the websites of the Israel Securities Authority and Tel Aviv Stock Exchange at http://www.magna.isa.gov.il or http://maya.tase.co.il/, respectively.

Eligible shareholders may present proper proposals for inclusion in the Meeting by submitting their proposals to the Company no later than December 16, 2021. Should changes be made to any proposal or to the agenda of the Meeting after the mailing of this Proxy Statement, the Company will communicate the changes to its shareholders through the publication of a press release, a copy of which will be furnished to the SEC on Form 6-K and available to the public at the abovementioned websites.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearing house, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and Tel Aviv Stock Exchange and available at the websites noted above, which must be received by the Company by 11:00 a.m., Israel time, on January 20, 2022 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). A shareholder is entitled to contact the Company directly and receive the text of the Hebrew deed of vote and position notices, if any. Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on January 20, 2022). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

You are cordially invited to attend the Meeting. Whether or not you plan to be present at the Meeting and regardless of the number of ordinary shares you own, you are requested to complete and return the enclosed proxy, which is solicited by the Company’s Board of Directors, so that your vote may be recorded. The proxy must be received by the Company’s transfer agent at least 48 hours prior to the appointed time of the Meeting or at the Company’s registered office in Israel at least four (4) hours prior to the appointed time of the Meeting to be counted for the Meeting. You may revoke your appointment of proxy up to one hour prior to the Meeting so that you may vote your shares personally.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

December 9, 2021

- ii -

ELLOMAY CAPITAL LTD.
18 Rothschild Boulevard, 1st Floor
Tel Aviv 6688121
Israel
____________________________________

PROXY STATEMENT FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
To be held on January 20, 2022
3:00 p.m. Israel time
____________________________________

The extraordinary general meeting of shareholders, or the Meeting, of Ellomay Capital Ltd. (also referred to hereinafter as “Ellomay,” the “Company,” “us,” “we” or “our”) will be held at our offices at 18 Rothschild Boulevard, 1st Floor, Tel Aviv 6688121, Israel on Thursday, January 20, 2022, at 3:00 p.m., Israel time, and thereafter as it may be adjourned or postponed from time to time.

SOLICITATION OF PROXIES

It is proposed that at the Meeting, resolutions be adopted as follows:

1.	Reelection of Dr. Michael J. Anghel as an external director for a second three-year term;

2.	Approval of terms of service of Dr. Anghel as an external director; and

3.	Approval of grant of options to Dr. Anghel as an external director.

Our Board of Directors recommends that you vote FOR each of the foregoing proposals, all of which are more fully described in this proxy statement, or the Proxy Statement.

The proxy materials are being mailed to our shareholders as of December 14, 2021, or the Record Date, on or about December 16, 2021.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed.  Upon the receipt of a properly signed and dated proxy in the form enclosed, which is received in time and not revoked prior to the Meeting, either of the proxies, with full power of substitution, will vote, as proxy, the ordinary shares represented thereby at the Meeting in accordance with the instructions indicated on the proxy, or, if no direction is indicated, in accordance with the recommendation of our Board of Directors as set forth below. In order to be counted at the Meeting, your proxy must be received either by our transfer agent by 3:00 p.m. (Israel time) on January 18, 2022 (forty-eight hours prior to the Meeting), or at our registered office in Israel by 11:00 a.m. (Israel time) on January 20, 2022 (four hours prior to the Meeting).

The enclosed form of proxy is solicited by our Board of Directors for use at the Meeting and at any adjournments or postponements of the Meeting. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers, and employees of the Company, without receiving additional compensation, may solicit proxies by telephone, in person, or by other means.  Brokerage firms, nominees, fiduciaries, and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of ordinary shares of the Company held of record by such persons, and the Company will reimburse such brokerage, nominees, fiduciaries, and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

The proxy may be revoked at any time prior to its exercise by notice in writing of the shareholder to us, delivered at our address above up to one hour prior to the Meeting and indicating that its/his/her proxy is revoked, or by timely submitting another proxy with a later date. If you hold your ordinary shares in “street name,” meaning in the name of a bank, broker or other record holder, you must either direct the record holder of your ordinary shares on how to vote your ordinary shares or obtain a legal proxy from the record holder to vote such ordinary shares at the Meeting on behalf of the record holder as well as a statement from such record holder that it did not vote such ordinary shares.

If your ordinary shares are held through a member of the Tel Aviv Stock Exchange Clearinghouse, and you intend to vote your shares at the Meeting in person or by proxy you must deliver to us, via messenger, registered mail, the electronic voting system of the Israel Securities Authority or email (hilai@ellomay.com), a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming your ownership of our ordinary shares as of the Record Date, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760-2000. You are entitled to receive confirmation of ownership in the branch of the exchange member or by mail to your address (in consideration of mailing fees only), if you so requested in advance for a particular securities account. In the event you wish to vote your ordinary shares by means of a deed of vote, please deliver by any of the aforementioned means, along with the confirmation of ownership, the completed and executed second part of the Hebrew form of the deed of vote, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange and available at the websites noted in the notice of the Meeting, which must be received by us by 11:00 a.m., Israel time, on January 20, 2022 (four hours prior to the Meeting), to be counted for the Meeting. You will receive from the exchange member who holds the shares on your behalf, by e-mail, for no charge, a link to the text of the deed of vote and to the position notices, if any, unless you notified that you are not interested in receiving such links (provided that such notice was provided with respect to a particular securities account and prior to the Record Date). Alternatively, shareholders who hold shares through members of TASE may vote electronically via the electronic voting system of the Israel Securities Authority, or the ISA, up to six hours before the time fixed for the Meeting (i.e., 9:00 a.m. (Israel time) on January 20, 2022). You should receive instructions about electronic voting from the TASE member through which you hold your shares.

RECORD DATE; QUORUM

Only shareholders of record at the close of business on December 14, 2021 are entitled to notice of, and to vote at, the Meeting or any adjournment(s) or postponement(s) thereof. As of December 8, 2021, we had 12,849,295 issued and outstanding ordinary shares (this number does not include 258,046 ordinary shares all of which were repurchased by us, that were held by us at that date by us as treasury shares under Israeli law).  Each ordinary share, other than ordinary shares held by us as treasury shares, is entitled to be counted for purposes of a quorum and to one vote on each matter to be voted on at the Meeting. Our Second Amended and Restated Articles of Association, or the Articles, do not provide for cumulative voting for the election of directors or for any other purpose.

The presence at the Meeting, in person or by proxy, of two or more shareholders holding more than 25% of the voting rights of the Company, will constitute a quorum. All ordinary shares represented in person or by proxy (including broker non-votes and shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If within half an hour from the time appointed for the Meeting a quorum is not present, the meeting shall stand adjourned on the same day, in the next week, at the same time and place and means of communications. The requisite quorum at an adjourned meeting shall be any two or more members, present in person or by proxy at the meeting.

VOTING RIGHTS; REQUIRED VOTES

The votes of all shareholders voting on a proposal are counted. Abstentions and broker non-votes will not be treated as either a vote “for” or “against” a proposal. “Broker non-votes” are shares held by brokers or other nominees which are present in person or represented by proxy, but which are not voted on a particular matter because instructions have not been received from the beneficial owner of the shares. Brokers and other nominees have discretionary voting authority under the applicable rules of the New York Stock Exchange to vote on “routine” matters. Please note that the uncontested election of directors is not considered a “routine” matter under such rules. This means that if a brokerage firm holds your shares on your behalf, those shares will not be voted in the election of directors, or with respect to the other non-routine matters on the agenda of the Meeting, unless you provide voting instructions to your brokerage firm or obtain a proxy from your brokerage firm and vote the shares yourself, in person or by proxy.

Each of the resolutions to be presented at the Meeting requires the affirmative vote of holders of at least a majority of the ordinary shares voted in person or by proxy at the Meeting on the matter presented for passage. In addition, the approval of the proposals under Items 1 and 3 is required to comply with additional special “disinterested” voting requirements as set forth in the Proxy Statement.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of December 8, 2021 by each person known by us to be the beneficial owner of 5.0% or more of our ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge based on public filings by the shareholders and on information known to us in connection with private placements of our ordinary shares conducted in the recent year.

To our knowledge, except as otherwise indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the ordinary shares shown as beneficially owned by them.

	Ordinary Shares Beneficially Owned(1)	Percentage of Ordinary Shares Beneficially Owned

Shlomo Nehama (2)(4)(5)	3,588,577	27.9%
Kanir Joint Investments (2005) Limited Partnership (3)(4)(5)	2,605,845	20.3%
Yelin Lapidot Holdings Management Ltd.(6)	1,456,332	11.3%
Clal Insurance Enterprises Holdings Ltd.(7)	1,137,678	8.9%
___________________________

(1)
As used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security as determined pursuant to Rule 13d-3 promulgated under the U.S. Securities Exchange Act of 1934, as amended. For purposes of this table, a person is deemed to be the beneficial owner of securities that can be acquired within 60 days from December 8, 2021 through the exercise of any option or warrant. Ordinary shares subject to options or warrants that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding such options or warrants, but are not deemed outstanding for computing the ownership percentage of any other person. The amounts and percentages are based on a total of 12,849,295 ordinary shares outstanding as of December 8, 2021. This number of outstanding ordinary shares does not include a total of 258,046 ordinary shares held at that date as treasury shares under Israeli law, all of which were repurchased by us. For so long as such treasury shares are owned by us they have no rights and, accordingly, are neither eligible to participate in or receive any future dividends which may be paid to our shareholders nor are they entitled to participate in, be voted at or be counted as part of the quorum for, any meetings of our shareholders.

(2)
The 3,588,577 ordinary shares beneficially owned by Mr. Nehama consist of: (i) 3,123,604 ordinary shares held by S. Nechama Investments (2008) Ltd., or Nechama Investments, which constitute approximately 24.3% of our outstanding ordinary shares and (ii) 464,973 ordinary shares and held directly by Mr. Nehama, which constitute approximately 3.6% of our outstanding ordinary shares. Mr. Nehama, as the sole officer, director and shareholder of Nechama Investments, may be deemed to indirectly beneficially own any ordinary shares owned by Nechama Investments, which constitute (together with his shares) approximately 27.9% of our outstanding ordinary shares.

(3)
Kanir Joint Investments (2005) LP, or Kanir, is an Israeli limited partnership. Kanir Investments Ltd., or Kanir Ltd., in its capacity as the general partner of Kanir, has the voting and dispositive power over the ordinary shares directly beneficially owned by Kanir. As a result, Kanir Ltd. may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. Mr. Ran Fridrich, who is a member of our Board of Directors and our Chief Executive Officer, and Ms. Anat Raphael, the sister of Mr. Ehud Gil who is a member of our Board of Directors, are the sole directors of Kanir Ltd. As a result, Mr. Fridrich and Ms. Raphael may be deemed to indirectly beneficially own the ordinary shares beneficially owned by Kanir. In addition, the estate of Mr. Raphael, who passed away in December 2020, is the majority shareholder of Kanir Ltd. and beneficially owns 254,524 ordinary shares, which constitute approximately 2% of our outstanding shares and which constitute, together with Kanir’s holdings, 22.3% of our outstanding ordinary shares. Each of Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of such ordinary shares except to the extent of their respective pecuniary interest therein, if any.

(4)
By virtue of the 2008 Shareholders Agreement, Mr. Nehama, Nechama Investments, Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael may be deemed to be members of a group that holds shared voting power with respect to 5,729,449 ordinary shares, which constitute approximately 44.6% of our outstanding ordinary shares, and holds shared dispositive power with respect to 5,232,201 ordinary shares, which constitute 40.8% of our outstanding ordinary shares. Accordingly, taking into account the shares directly held by Mr. Nehama, he may be deemed to beneficially own approximately 48.2% of our outstanding ordinary shares and, taking into account the shares directly held by the estate of Mr. Raphael, Ms. Raphael may be deemed to beneficially own approximately 46.6% of our outstanding ordinary shares. Each of Mr. Nehama and Nechama Investments disclaims beneficial ownership of the ordinary shares beneficially owned by Kanir. Each of Kanir, Kanir Ltd., Mr. Fridrich and Ms. Raphael disclaims beneficial ownership of the ordinary shares beneficially owned by Nechama Investments. A copy of the 2008 Shareholders Agreement was filed with the Securities and Exchange Commission, or the SEC, on March 31, 2008 as Exhibit 14 to an amendment to a Schedule 13D and is not incorporated by reference herein.

(5)
The information included in this table concerning the beneficial ownership of Nechama Investments, Kanir, Kanir Ltd., Messrs. Nehama and Fridrich and Ms. Raphael is based on a Schedule 13D/A submitted on October 13, 2020 and on information provided by the shareholders.

(6)
Based on a Schedule 13G/A submitted on February 2, 2021 by Mr. Dov Yelin, Mr. Yair Lapidot, Yelin Lapidot Holdings Management Ltd., or Yelin Lapidot, and Yelin Lapidot Mutual Funds Management Ltd., or Yelin Lapidot Mutual. According to the Schedule 13G/A: (i) the securities reported therein are beneficially owned as follows: (a) 971,883 ordinary shares, which constitute approximately 7.6% of our outstanding ordinary shares, by mutual funds managed by Yelin Lapidot Mutual and (b) 484,449 ordinary shares, which constitute approximately 3.8% of our outstanding ordinary shares, by provident funds managed by Yelin Lapidot Provident Fund Management Ltd., or Yelin Lapidot Provident, (ii) both Yelin Lapidot Mutual and Yelin Lapidot Provident are wholly-owned subsidiaries of Yelin Lapidot and operate under independent management and make their own independent voting and investment decisions, and (iii) Messrs. Yelin and Lapidot each own 24.38% of the share capital and 25.004% of the voting rights of Yelin Lapidot, and are responsible for the day-to-day management of Yelin Lapidot. Pursuant to the Schedule 13G/A, any economic interest or beneficial ownership in any of the securities covered by the Schedule 13G/A is held for the benefit of the members of the provident funds or mutual funds, as the case may be, and each of Messrs. Yelin and Lapidot, Yelin Lapidot and wholly-owned subsidiaries of Yelin Lapidot, disclaims beneficial ownership of any such securities.

(7)
Based on a Schedule 13G/A submitted on February 16, 2021 by Clal Insurance Enterprises Holdings Ltd., or Clal. Based on the Schedule 13G/A, of the 1,137,678 ordinary shares reported as beneficially owned by Clal: (i) 159,678 ordinary shares are beneficially held for Clal’s own account and (ii) 978,000 ordinary shares are held for members of the public through, among others, provident funds and/or pension funds and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions. Consequently, Clal notes in the Schedule 13G/A that the Schedule 13G/A will not constitute an admission that it is the beneficial owner of more than 159,678 ordinary shares.

 MATTERS SUBMITTED TO SHAREHOLDERS

ITEM 1

REELECTION OF EXTERNAL DIRECTOR

Background

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as our company, are required by the Companies Law to have at least two external directors. Each external director may serve for up to three terms of three years. However, pursuant to the Israeli Companies Regulations (Relief for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760-2000, Israeli companies listed on certain stock exchanges outside Israel, including the NYSE American (such as our company), may appoint an external director for additional terms of not more than three years each, subject to certain conditions. Our other directors are elected annually.

Our currently serving external directors are Dr. Michael J. Anghel, whose first service term is due to end on January 23, 2022 and Daniel Vaknin, whose first service term is due to end on December 19, 2023. Dr. Anghel was elected for his first three-year service term in the general meeting of our shareholders held on January 24, 2019 and is standing for reelection for an additional three-year term, commencing January 24, 2022.

The Companies Law prescribes the requirements and qualifications of an external director. Among other requirements and limitations, in order to qualify as an external director an individual may not be a relative of a controlling shareholder and she or he, or her or his relative, partner, employer, direct or indirect supervisor or an entity she or he controls, may not have, and may not have had at any time during the previous two years, any affiliation to the company, the controlling shareholder of the company or a relative of the controlling shareholder of the company or to an entity that, on the date of appointment of during the preceding two years, is or was controlled by the company or by the company’s controlling shareholder. The term affiliation includes: an employment relationship, a business or professional relationship maintained on a regular basis, control, and service as an office holder. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director or if she or he, or her or his relative, partner, employer, direct or indirect supervisor, or an entity she or he controls, has other than negligible business or professional relations with any of the persons with which the external director himself may not be affiliated, even if such relations are not routine. In addition, at least one of the external directors must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

For a period of two years following the termination of services as an external director, the company, its controlling shareholder and any entity the controlling shareholder controls may not provide any benefit to such former external director, directly or indirectly. The prohibited benefits include the appointment as an office holder in the company or the controlled entity, employment of, or receipt of professional services from, the former external director for compensation, including through an entity such former external director controls. The same prohibition applies to the former external director’s spouse and child for the same two-year period and to other relatives of the external director for a period of one year following the termination of services as an external director.

All of the external directors of a company must be members of its audit committee and compensation committee and at least one external director is required to serve on every committee authorized to exercise any of the powers of the board of directors. Dr. Anghel serves as the Chairman of our Audit Committee and Compensation Committee.

At the Meeting, shareholders will be asked to reelect Dr. Anghel as an external director for a second three-year term, commencing January 24, 2022.

We are unaware of any reason why Dr. Anghel, if elected, should be unable to serve as a member of our Board of Directors, Audit Committee and Compensation Committee. Dr. Anghel advised the Board of Directors that he intends to serve as a member of the Board of Directors, Audit Committee and Compensation Committee if elected.

Pursuant to the requirements of Section 241 of the Companies Law, Dr. Anghel provided us with a “Declaration of Competence” prior to the publication of the notice of extraordinary general meeting of shareholders, declaring that he fulfills all the qualifications of an external director under the Companies Law and that he has the requisite accounting and financial expertise. Such declaration also includes a confirmation of fulfillment of the qualifications of an independent director and member of an audit committee under the applicable SEC rules and regulations and the NYSE American Company Guide. Such declaration is available for review at our offices, at the address set forth above, during regular business hours.

The following information is supplied with respect to Dr. Anghel, who is nominated for reelection as an external director and recommended by our Board of Directors to be reelected and is based upon information furnished to the Company by Dr. Anghel:

Dr. Michael J. Anghel, age 82, has served as an external director of Ellomay since January 24, 2019. From 1977 to 1999, Dr. Anghel led the Discount Investment Corporation Ltd. (one of the major Israeli industrial holding groups) activities in the fields of technology and communications. Dr. Anghel was instrumental in founding Tevel, one of the first Israeli cable television operators and later in personally managing the founding of Cellcom Israel Ltd. (NYSE; TASE: CEL), the largest cellular operator in Israel. In 1999 he founded CAP Ventures - a technology venture company. From 2004 to 2005, Dr. Anghel served as CEO of DCM, the investment banking arm of the Israel Discount Bank. He led and took part in founding various technology enterprises and has served on the board of directors of various major Israeli corporations and financial institutions including: Elron Electronic Industries Ltd., Elbit Systems Ltd., Nice Ltd., Gilat Satellite Networks Ltd., American Israeli Paper Mills Ltd., Maalot (the Israeli affiliate of Standard and Poor’s), Hapoalim Capital Markets Ltd., Syneron Medical Ltd., Dan Hotels Ltd., the Strauss Group Ltd. and Partner Communications Company Ltd. He also served as the Chairman of the Israeli Center for Educational Technology (Matach). Dr. Anghel currently serves on the board of directors of InMode Ltd. (NASDAQ: INMD), BiolineRx Ltd. (NASDAQ; TASE: BLRX) and as Chairman of VascoDe. Dr. Anghel was a full-time member of the Recanati Graduate School of Business Administration of the Tel Aviv University, where he taught finance and corporate strategy. He currently serves as Chairman of the Tel Aviv University’s Lahav Executive Program. Dr. Anghel holds a B.A. in economics from the Hebrew University in Jerusalem and an M.B.A. and Ph.D. in finance, both from Columbia University in New York.

Required Vote

Pursuant to the Companies Law, the election of an external director nominated by a company’s board of directors (as is the case with Dr. Anghel’s nomination) requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the shares of non-controlling shareholders and shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) are voted in favor of the election of the external director or (ii) the total number of shares of non-controlling shareholders and of shareholders who do not have a personal interest in the resolution (excluding a personal interest that is not related to a relationship with the controlling shareholders) voted against the election of the external director does not exceed 2% of the outstanding voting power in the company.

A “controlling shareholder” for purposes of the requisite majority is defined as a shareholder that has the ability to direct the activity of the company, other than an ability resulting only from serving as a director or having another position in the company. A person is deemed to control a company if he holds, alone or together with others, one half or more of the “means of control” in the company. Based, among other things, on their holdings in our shares and the 2008 Shareholders Agreement, Mr. Shlomo Nehama, our Chairman of the Board, Nechama Investments, Kanir and the estate of Mr. Hemi Raphael, are each deemed to be our “controlling shareholders” for purposes of the required “special majority”.

The Companies Law requires that each shareholder voting on the proposal indicate whether or not the shareholder has a personal interest in the proposal (excluding, as mentioned above, a personal interest that is not related to a relationship with the controlling shareholders). Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of any member of the shareholder’s family or of the shareholder’s spouse’s family (or a spouse thereof) or a personal interest of a company with respect to which the shareholder (or any of the aforementioned family members) serves as a director or chief executive officer, owns at least 5% of the shares or has the right to appoint a director or chief executive officer, and (ii) excludes an interest arising solely from the ownership of our ordinary shares. Under the Companies Law, in the case of a person voting by proxy for another person, “personal interest” includes a personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote. Shareholders who hold their shares through banks, brokers or other nominees that are members of the TASE should indicate whether or not they have a personal interest as explained above on the form of the deed of vote that we will file on MAGNA, the website of the ISA.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to reelect Dr. Michael J. Anghel as an external director for a second term of three years, commencing on January 24, 2022.”

Upon the receipt of a properly signed and dated proxy, which includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 2

TERMS OF SERVICE OF DR. ANGHEL AS AN EXTERNAL DIRECTOR

Background

At the Meeting, our shareholders will be asked to approve the terms of service of Dr. Anghel during his second term as external director. The compensation of an external director is governed by the Companies Regulations (Rules for Compensation and Expenses of External Directors), 5760-2000, or the Compensation Regulations, is required to be approved at the general meeting at which the external director is elected and cannot generally be revised during the external director’s term in office.

General

The proposed terms of service for Dr. Anghel during his second three-year term are as follows:

The Compensation Regulations set forth a range of fees that may be paid by Israeli public companies to their external directors, depending upon each company’s equity based on the most recent financial statements. If reelected, Dr. Anghel will be entitled to receive annual and attendance fees equal to the minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations based on our current shareholders’ equity. The current minimum cash amounts permitted to be paid to our external directors pursuant to the Compensation Regulations are an annual fee of NIS 52,525 (equivalent to approximately €14,953 as of December 8, 2021) and an attendance fee of NIS 1,855 (equivalent to approximately €528 as of December 8, 2021) per meeting (board or committee). According to the Compensation Regulations, an external director is entitled to 60% of the meeting fee if he participated in the meeting by means of communication and not in person, and to 50% of the meeting fee if resolutions were approved in writing, without convening a meeting.

All cash amounts set forth above are updated once a year based on increases in the Israeli consumer price index as compared to the base index set forth in the Compensation Regulations, and are subject to changes in the amounts payable pursuant to Israeli law from time to time.

In addition, Dr. Anghel previously received from us, and will be entitled to continue to hold, an indemnification undertaking (which includes an undertaking to provide liability insurance) and an exemption letter, in the form approved by our Compensation Committee, Board of Directors and shareholders, most recently at the annual general meeting of our shareholders held on June 21, 2018, or the 2018 AGM, and based on the terms of the compensation policy applicable to our office holders, or the Compensation Policy, and is included, and will continue to be included, in our directors and officers’ liability insurance policy. The form of indemnification undertaking and exemption letter was attached as Appendix B to the proxy statement published in connection with the 2018 AGM and furnished to the SEC on Form 6-K on May 17, 2018. The terms of our directors and officers liability insurance policy were most recently approved at the annual general meeting of our shareholders held on May 13, 2020 and included in the proxy statement published in connection with such meeting and furnished to the SEC on Form 6-K on April 8, 2020.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the terms of service of Dr. Anghel during his second term as external director as set forth hereinabove, and determined that this resolution is for the benefit of the Company.

For more information concerning the proposal for grant of options to Dr. Anghel, please see Item 3 below.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the payment of minimum permitted annual fee and attendance fee to an external director be approved at the shareholders’ meeting in which such external director is appointed.

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the terms of service of Dr. Anghel as external director, as set forth in Item 2 of the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

ITEM 3

GRANT OF OPTIONS TO DR. ANGHEL AS AN EXTERNAL DIRECTOR

General

In addition to the terms of service for Dr. Anghel that are proposed under Item 2 above, at the Meeting our shareholders will be asked to approve a grant of options to Dr. Anghel during his second term as an external director.

As previously approved by our shareholders, each of our current and future non-employee directors are entitled to receive a grant of options to purchase 1,000 ordinary shares (currently representing less than 0.01% of our outstanding ordinary shares) annually (on August 1 of each year during his term as a director), under the terms and conditions set forth in our 1998 Option Plan for Non-Employee Directors, or the 1998 Option Plan. These options are valid for a period of 10 years (subject to certain exceptions detailed in the 1998 Option Plan) and have an exercise price equal the market value of our ordinary shares on the date of grant.

Based on the terms of our Compensation Policy and the terms of our 1998 Option Plan, the options granted to our non-employee directors under the 1998 Option Plan vest in one installment on the first anniversary of the grant date of the options, provided that the option holder still serves as a member of our Board of Directors on such date (otherwise, the unvested options will immediately expire on the date of Termination of Service, as such term is defined in the 1998 Option Plan).

Therefore, on each August 1 during his second term as external director, Dr. Anghel will be entitled to an option grant as described above.

In accordance with our Compensation Policy, our Compensation Committee and Board of Directors approved, and recommend that our shareholders approve, the grant of options to Dr. Anghel as set forth hereinabove, and determined that this resolution is for the benefit of the Company.

Required Vote

Pursuant to Section 273 of the Companies Law, the terms of service of members of our Board of Directors that are in accordance with our Compensation Policy generally require the approval of our Compensation Committee, Board of Directors and the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. The Compensation Regulations require, among other things, that the grant of options to external directors be approved at the shareholders’ meeting in which such external director is appointed. The grant of options to an external director generally requires the same “special majority” that is required for the election of the external director (or reelection in the event the external director is nominated by the board of directors), including the requirement to mark whether or not the voting shareholder has a “personal interest” in the adoption of the resolution. For more information concerning such “special majority” requirement, see “Item 1 – Reelection of External Director; Required Vote.”

Proposal

At the Meeting, our Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the grant of options to Dr. Anghel during his second term as external director as set forth in the Proxy Statement, and to determine that this resolution is for the benefit of the Company.”

Upon the receipt of a properly signed and dated proxy, which, with respect to the applicable portion of this resolution, includes an indication as to whether or not the shareholder is a “controlling shareholder” or has a “personal interest” as explained above, and unless otherwise instructed in the proxy, either of the persons named in the enclosed proxy will vote the shares represented thereby “FOR” the above-mentioned proposal.

PROPOSALS OF SHAREHOLDERS

Any of our shareholders who intend to present a proposal at a shareholders’ meeting must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who severally or jointly hold at least one percent (1%) of our outstanding voting rights are entitled to request that our Board of Directors include a proposal, in a future shareholders’ meeting, provided that such proposal is appropriate to be discussed in such meeting. Any shareholders of the Company who intend to present proposals at the Meeting must submit their proposals in writing to us at the address set forth above, attention: CEO, by no later than December 16, 2021. If our Board of Directors determines that a shareholder proposal is appropriate for inclusion in the agenda in the Meeting, we will publish a revised agenda for the Meeting no later than December 23, 2021 by way of issuing a press release and submitting a Current Report on Form 6-K to the SEC and the ISA.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those mentioned in the attached Company’s Notice of Extraordinary General Meeting of Shareholders. If any other business is properly brought before the Meeting, it is intended that the persons named as proxies, or either one of them, will vote the shares in accordance with the recommendation of our Board of Directors.

By Order of the Board of Directors, /s/ Shlomo Nehama Shlomo Nehama Chairman of the Board of Directors

Tel Aviv, Israel
December 9, 2021